SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Press release dated October 26, 2005, entitled, “Santander Santiago Announces Third Quarter 2005 Earnings.”

2.	Third Quarter 2005 Results.

3.	English translation of the Bank’s Financial Statements as published in the Estrategia Newspaper on October 26, 2005.

Item 1

Santander Santiago Announces

Third Quarter 2005 Earnings

•	In 3Q 2005 net income totaled Ch$66,433 million (Ch$0.35 per share and US$0.69/ADR), increasing 24.1% compared to 3Q 2004.

•	The Bank’s return on average equity (ROAE) in the quarter reached 26.8% compared to 22.7% in 3Q 2004. The efficiency ratio reached 39.9% in 3Q 2005.

•	Earnings growth in 3Q 2005 was mainly driven by core revenues. Net financial income increased 15.5% YoY and fee income grew 18.6% YoY.

•	In 3Q 2005 the Bank continued to show strong commercial activity, especially in retail banking. Total loans increased 3.4% QoQ and 12.8% YoY. Consumer loans increased 7.1% QoQ and 31.6% YoY on an adjusted basis. Residential mortgage loans grew 7.2% on a sequential quarterly basis and 26.5% YoY. Lending to Small and Mid-sized Enterprises (SMEs) increased 7.7% QoQ and 29.0% YoY.

•	Market share in consumer lending has increased 100 basis points since the beginning of the year, while residential mortgage loan market share has risen 120 basis points since December 2004.

•	Asset quality continued to improve in the quarter. Past due loans at September 30, 2005 decreased 16.4% YoY and 6.3% QoQ. The ratio of past due loans to total loans decreased from 1.58% in 3Q 2004 to 1.17% in 3Q 2005.

•	In the nine-month period ended September 30, 2005 net income totaled Ch$182,494 million (Ch$0.97/share and US$1.89/ADR), increasing 26.0% YoY. In the same period, net operating income increased 23.0%. ROAE reached 24.3% compared to 19.9% as of September 30, 2004. The efficiency ratio improved to 40.2% compared to 43.1% in the same periods.

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Santiago, Chile, October 26, 2005. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the third quarter of 2005 and the nine month period ended September 30, 2005. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In the third quarter of 2005 net income totaled Ch$66,433 million (Ch$0.35 per share and US$0.69/ADR), increasing 24.1% compared to 3Q 2004 (from now on YoY). The Bank’s return on average equity (ROAE) in the quarter reached 26.8% compared to 22.7% in 3Q 2004.

Santander Santiago: outperforming the market

ROE,%*

*	Return on average equity = Annualized quarterly net income divided by average equity

Source: Superintendence of Banks

Earnings growth was mainly driven by retail banking activities, reflected in the rise of net interest income and fee income growth. Net financial income increased 15.5% YoY in the quarter. This increase in net financial income was mainly due to strong loan growth in retail banking in the period. As of September 30, 2005 total loans increased 3.4% compared to the second quarter of 2005 (from now on QoQ) and 12.8% YoY. Total retail loans (includes loans to individuals and SMEs) increased 6.4% QoQ and 24.6% YoY. Consumer loans increased 7.1% QoQ and 20.3% YoY (31.6% excluding Santiago Express in 20043). Market share in consumer lending increased 100 basis points (bp.) since the beginning of the year and 19 bp. since June 2005.

[1]	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

[2]	The Peso/US dollar exchange rate as of September 30, 2005 was Ch$533.69 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

[3]	Santiago Express, a consumer finance division of Banco Santander Santiago was sold in December 2004 to Empresas París.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Residential mortgage loans grew 7.2% on a sequential quarterly basis and 26.5% YoY. Market share in this product increased 120 bp. since the beginning of the year. Lending to Small and Mid-sized Enterprises (SMEs) increased 7.7% QoQ and 29.0% YoY. The Bank has been focusing on expanding its presence among SMEs due to the strong economic indicators that favor growth in this low penetrated and profitable segment.

Strong growth in retail lending drives expansion of core revenues

Retail lending and core revenues, Ch$ billion*

*	Core revenues: net interest income plus fee income. Retail loans; Loans to SMEs and individuals

In 3Q 2005 the growth of customer funds reflected the rising interest rate environment. As a result, time deposits increased 2.8% QoQ and the balance of non-interest bearing deposits decreased 6.4%. Assets under management increased 14.5% QoQ and 14.3% YoY driven by growth of fixed income funds that rise in periods of high monthly inflation rates. In the quarter the Bank launched 9 new funds which also contributed to high growth of funds under management. With these growth rates the Bank’s market share in total customer funds increased 84 bp. since the beginning of the year to 21.5% as of September 30, 2005.

Net fee income increased 18.6% YoY. This growth was led by an increase in various fee income lines and segments. Fees by product reflect this increase in client base and cross-selling. Checking account fees grew 54.4% YoY in the quarter. Credit card fee increased 36.0% in the same period. Stock brokerage fees increased 28.6% YoY.

Asset quality continued to improve in the quarter. Total gross provisions and charge-offs decreased 14.9% YoY. Past due loans at September 30, 2005 decreased 16.4% YoY and 6.3% QoQ. The gross charge-off ratio (annualized gross provisions and charge-offs divided by total loans) improved from 1.68% in 3Q 2004 to 1.26% in 3Q 2005. This improvement in asset quality was mainly due to the expanding economy and better unemployment figures.

In 3Q 2005 the Bank’s efficiency ratio remained among the lowest in the world at 39.9%. In 3Q 2005 the Bank anticipated part of its 2006 investment plans in order to sustain current commercial growth levels, especially in retail banking. In this period operating expenses increased 5.7% YoY and 6.7% QoQ. In 2005 the Bank has opened 24 new branches of which 8 were opened in 3Q 2005,

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

increasing the total to 335. The Bank has also installed 132 new ATMs in 2005 of which 97 were placed in 3Q 2005, representing a rise of 11% since the beginning of the year.

Banco Santander Santiago	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Net financial income	138,018	141,316	119,521	15.5%	(2.3%)
Fees and income from services	36,030	31,905	30,390	18.6%	12.9%
Total provisions, net of recoveries	(17,793)	(12,109)	(17,822)	(0.2%)	46.9%
Operating expenses	(71,648)	(67,146)	(67,810)	5.7%	6.7%
Operating income, net	90,113	92,269	85,110	5.9%	(2.3%)
Income before income taxes	80,769	74,377	68,019	18.7%	8.6%
Net income	66,433	62,101	53,515	24.1%	7.0%
Net income/share (Ch$)	0.35	0.33	0.28	24.1%	7.0%
Net income/ADR (US$)[1]	0.69	0.59	0.49	41.2%	16.0%
Total loans	9,751,240	9,431,262	8,647,468	12.8%	3.4%
Customer funds	9,545,571	9,339,425	7,911,165	20.7%	2.2%
Shareholders’ equity	1,029,890	956,435	972,904	5.9%	7.7%
Net financial margin	4.6%	4.8%	4.5%
Efficiency ratio	39.9%	39.1%	39.7%
Return on average equity[2]	26.8%	25.7%	22.7%
PDL / Total loans	1.17%	1.29%	1.58%
Coverage ratio of PDLs	129.4%	137.6%	120.3%
Risk index[3]	1.52%	1.78%	1.91%
BIS ratio	13.2%	13.4%	13.1%
Branches	335	327	351
ATMs	1,322	1,225	1,050
Employees	7,431	7,383	7,675

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.

2.	Annualized Quarterly Earnings / Average Equity.

3.	Total reserve for loan losses / Total loans

In the nine-month period ended September 30, 2005 net income totaled Ch$182,494 million (Ch$0.97/share and US$1.89/ADR), increasing 26.0% YoY. In the same period net operating income increased 23.0%. ROAE reached 24.3% compared to 19.9% as of September 30, 2004. The efficiency ratio improved to 40.2% compared to 43.1% in the same periods.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INTEREST EARNING ASSETS

Gaining market share in higher yielding segments and products

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Commercial loans	3,519,785	3,379,584	3,004,167	17.2%	4.1%
Consumer loans	1,307,269	1,220,740	1,086,588	20.3%	7.1%
Residential mortgage loans*	2,148,833	2,004,425	1,698,860	26.5%	7.2%
General purpose mortgage loans**	273,290	301,748	467,200	(41.5%)	(9.4%)
Foreign trade loans	562,784	577,044	581,602	(3.2%)	(2.5%)
Leasing	618,027	571,878	499,433	23.7%	8.1%
Factoring	134,453	119,472	53,444	151.6%	12.5%
Other outstanding loans	14,152	14,761	16,841	(16.0%)	(4.1%)
Contingent loans	860,050	935,155	1,014,843	(15.3%)	(8.0%)

Total loans excl. interbank and PDL	9,438,643	9,124,807	8,422,978	12.1%	3.4%

Past due loans	114,133	121,798	136,485	(16.4%)	(6.3%)
Interbank loans	198,464	184,657	88,005	125.5%	7.5%

Total loans	9,751,240	9,431,262	8,647,468	12.8%	3.4%

Total financial investments	1,418,588	1,489,859	1,685,322	(15.8%)	(4.8%)

Total interest-earning assets	11,169,828	10,921,121	10,332,790	8.1%	2.3%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 3Q 2005 the Bank continued to show strong loan growth in high yielding products with a positive effect on net interest income and margins. As of September 30, 2005 total loans (excluding interbank and past due loans) increased 3.4% QoQ and 12.1% YoY. Consumer loans increased 7.1% QoQ and 20.3% YoY (31.6% excluding Santiago Express in 2004). Market share in consumer lending reached 25.8% as of September 2005, increasing 100 bp. since the beginning of the year and 19 bp. since June 2005.

The Bank continues to successfully innovate in the mortgage business through the SuperHipoteca product. Residential mortgage loans grew 7.2% on a sequential quarterly basis and 26.5% YoY. Market share in this product reached 24.7% at the end of the quarter increasing 120 bp. since the beginning of the year.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Santander Santiago: gaining market share in key products

Market share, %

Source: Superintendence of Banks

Commercial loans rose 4.1% QoQ and 17.2% YoY driven mainly by loans granted to small and mid-sized companies (SMEs). The growth in lending to SMEs was also apparent in the increase of high yielding leasing and factoring operations. Leasing increased 8.1% QoQ and 23.7% YoY. Factoring operations rose 12.5% QoQ and 151.6% YoY. These growth rates also reflect the switch in the strategic focus of offering leasing and factoring. Previously, these were offered as a separate business managed by subsidiaries of the Bank, and are now offered as a part of the complete package of products sold to Middle-Market and SMEs clients.

Lending to SMEs and individuals continues to drive loan growth

Loans by business segment	Quarter ended,			% Change
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Santander Banefe	459,058	434,742	377,074	21.7%	5.6%
Middle/upper income	3,521,901	3,305,448	2,818,003	25.0%	6.5%

Total loans to individuals	3,980,959	3,740,190	3,195,077	24.6%	6.4%

SMEs	1,317,681	1,223,618	1,021,429	29.0%	7.7%

Total retail lending	5,298,640	4,963,808	4,216,507	25.7%	6.7%

Middle-Market & Real estate	1,943,136	1,899,395	1,695,306	14.6%	2.3%

Corporate	1,442,584	1,448,925	1,536,289	(6.1%)	(0.4%)

Total retail loans (includes loans to individuals and SMEs) increased 6.4% QoQ and 24.6% YoY (28.3% excluding Santiago Express in 2004). This increase was mainly driven by the higher economic activity and the continuous investments being made to maintain a leading position in the Chilean retail banking market. In 2005 the Bank has opened 14 new branches of which 8 were opened in 3Q 2005, increasing the total to 335.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Loans to middle and upper income individuals rose 6.5% QoQ and 25.0% YoY (29.2% excluding Santiago Express). Loan growth in this segment was led by credit card loans that increased 11.1% QoQ. Residential mortgage loans in this segment increased 7.3% QoQ. Finally, installment consumer loans increased 5.3% QoQ.

In 3Q 2005 loans in Santander Banefe increased 5.6% QoQ and 21.7% YoY. Installment consumer lending increased 9.1% QoQ. Residential mortgage lending in this segment grew 5.8% QoQ. Santander Banefe continued to expand its distribution network and opened 4 new branches in 3Q 2005. Banefe now has a total of 84 branches, the largest distribution network for this client category.

Lending to SMEs increased 7.7% QoQ and 29.0% YoY. Loan growth in this segment was driven by a 15.5% QoQ growth of high yielding leasing operations. Consumer lending in this segment also increased 15.4% QoQ driven by a rise in loans through credit cards, overdraft lines and installment consumer loans. Commercial loans in this segment increased 7.1% QoQ. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the strong economic indicators that favor growth in this low penetrated and attractive segment.

Lending to the middle market and real estate financing increased 2.3% QoQ and 14.6% YoY. This growth was led by a 2.9% QoQ increase in loans to companies in the middle market segment. Total loans in corporate banking decreased 0.4% QoQ and 6.1% YoY. Corporate banking follows a strict profitability driven strategy which is focused mainly on increasing its share of non-lending activities such as cash management, treasury services, corporate finance and advisory services. The QoQ decline was also due in part to the translation losses produced by the 7.8% appreciation of the peso against the dollar between June 30, 2005 and September 30, 2005.

Lending to SMEs and individuals continues to drive loan growth

Santander Santiago: loans by client segment, Ch$ billion

*	Excludes Santiago Express from Individual figures in 2004

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

CUSTOMER FUNDS

Solid growth of customer deposits led by time deposit growth

Funding	Quarter ended,			Change %
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Non-interest bearing deposits	2,374,788	2,537,313	2,333,709	1.8%	(6.4%)
Time deposits and savings accounts	5,418,466	5,271,750	4,044,813	34.0%	2.8%

Total customer deposits	7,793,254	7,809,063	6,378,522	22.2%	(0.2%)

Mutual funds	1,752,317	1,530,362	1,532,643	14.3%	14.5%

Total customer funds	9,545,571	9,339,425	7,911,165	20.7%	2.2%

In 3Q 2005 the growth of customer funds reflected the movements of interest rates. The 30 day rate on Central Bank instruments, a reference rate for time deposits, increased 146 bp. to 4.05% between 2Q and 3Q 2005. As a result, time deposits increased 2.8% QoQ and the balance of non-interest bearing deposits decreased 6.4%. The quarterly average balance of demand deposits, a better indicator of the real expansion of this item, decreased 2.4% QoQ and increased 2.2% YoY.

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Total	1,659,493	1,700,536	1,624,505	2.2%	(2.4%)

*	Net of clearance

Assets under management increased 14.5% QoQ and 14.3% YoY driven by flows of funds into medium-term fixed income funds that rise in periods of high monthly inflation rates.

With these growth rates the Bank’s market share in total customer funds increased 84 bp. since the beginning of the year to 21.5% as of September 30, 2005.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

NET FINANCIAL INCOME

Net financial income up 15.5% driven by higher interest earning assets and rising margins

Net Financial Income	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Net interest income	136,462	143,627	104,199	31.0%	(5.0%)
Foreign exchange transactions [4]	1,556	(2,311)	15,322	(89.8%)	—

Net financial income	138,018	141,316	119,521	15.5%	(2.3%)

Average interest-earning assets	11,899,572	11,839,676	10,545,346	12.8%	0.5%

Net interest margin*	4.6%	4.8%	4.5%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	22.3%	22.5%	24.4%
Quarterly inflation rate**	1.31%	1.69%	1.03%
Avg. Overnight interbank rate (nominal)	3.69%	3.21%	1.80%
Avg. 10 year Central Bank yield (real)	2.26%	2.43%	3.35%

*	Annualized.

**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 3Q 2005 increased 15.5% compared to 3Q 2004. This rise was mainly driven by the 12.8% increase in average interest earning assets and the rise in net interest margins from 4.5% in 3Q 2004 to 4.6% in 3Q 2005.

The YoY evolution in net interest margins was mainly due to:

•	Improved asset mix. The strength of the retail banking business is positively impacting net interest margins. As of September 30, 2005 average interest earning assets increased 12.8% YoY. This was led by, among other, a 36.6% YoY rise in average leasing operations and a 22.0% YoY rise in average consumer loans.

•	Higher short-term interest rates and lower long-term interest rates. Interest rate movements have placed pressure on the net interest margin. During 3Q 2005 the average overnight interbank rate was 3.69% compared to 1.80% in 3Q 2004. Long-term rates on the other hand decreased 109 bp. YoY to 2.26%. The rise in short-term rates has increased deposit costs while lower long-term rates have put downward pressure on the yield earned over financial

[4]	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under Superintendence of Banks guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s real net interest margin.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

investments. The Bank has been minimizing this impact by extending the duration of its liabilities. As mentioned in the previous quarter earnings report, the average duration of time deposits was incremented, locking in low rates. In the first week of October US$225 million in local 10 year senior bonds were issued to lower the duration gap. It is important to point out, that the slope of the yield curve is starting to normalize. In October, long term yields have increased approximately 60 bp. in real terms which should have a negative impact on the trading portfolio but a positive in the Bank’s margins.

•	Higher inflation rate. The quarterly inflation rate, as measured by the variation of the Unidad de Fomento (UF, an inflation linked currency) in 3Q 2005 was 1.31% compared to 1.03% in 3Q 2004. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in UFs. This effect is partially offset by the greater loss from price level restatement.

Net financial income in 3Q 2005 decreased 2.3% compared to 2Q 2005. This was mainly due to the seasonal shift in inflation rate and the unfavorable movements of the yield curve as described above. Inflation in 3Q 2005 was 1.31% compared to 1.69% in 2Q 2005. Short-term overnight interbank rates increased 48 bp. and long term rates decreased 17 bp. QoQ. This was partially offset by the 0.5% QoQ growth of interest earning assets and the strong growth in retail banking.

The Bank’s margins have evolved more favorably compared to the Chilean Financial System. On an unconsolidated basis and including price level restatement, the positive gap between the Bank’s net interest margin and the banking industry as a whole was 92 bp. in 3Q 2005 compared to 48 bp. as of September 2004.

Santander Santiago: positive evolution of net interest margins vs. competition

Source: Superintendence of Banks, unconsolidated figures as of September 2005. includes price level restatement and foreign exchange transactions. Quarterly net interest margin.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The PDL ratio falls to 1.17% and the expected loss of the loan portfolio reaches 1.51%

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Gross provisions	+19,167	+3,880	(9,830)	—	394.0%
Charge-offs	(49,981)	(26,865)	(26,410)	89.3%	86.0%

Total provisions and charge-offs	(30,814)	(22,985)	(36,240)	(15.0%)	34.1%

Loan loss recoveries	13,021	10,876	18,431	(29.4%)	19.7%

Total provisions, net of recoveries	(17,793)	(12,109)	(17,822)	(0.2%)	46.9%

Total loans	9,751,240	9,431,262	8,647,468	12.8%	3.4%

Total reserves	151,503	171,570	168,856	(10.3%)	(11.7%)
Reserve for loan losses (RLL)	147,713	167,554	164,166	(10.0%)	(11.8%)
Other reserves	3,790	2,751	4,690	(19.2%)	37.8%

Past due loans* (PDL)	114,133	121,798	136,485	(16.4%)	(6.3%)

Gross charge-off ratio**	1.26%	0.97%	1.68%
Net charge-off ratio***	0.73%	0.51%	0.82%
PDL/Total loans	1.17%	1.29%	1.58%
Expected loss (RLL / loans)	1.51%	1.78%	1.90%
RLL/Past due loans	129.4%	137.6%	120.3%

*	Past due loans: installments or credit lines more than 90 days overdue.

**	Gross charge-off ratio = Annualized total provisions and charge-offs, divided by total loans.

***	Net charge-off ratio = Annualized total provisions and charge-offs, net of loan loss recoveries, divided by total loans.

Asset quality continued to improve in the quarter. Total gross provisions and charge-offs decreased 15.0% YoY. The ratio of required reserves over total loans ratio, which measures the expected loss of the loan portfolio, reached 1.51% as of September 30, 2005 down from 1.78% in 2Q 2005 and 1.90% in 3Q 2005. Past due loans at September 30, 2005 decreased 16.4% YoY and 6.3% QoQ. The gross charge-off ratio (annualized gross provisions and charge-offs divided by total loans) improved from 1.68% in 3Q 2004 to 1.26% in 3Q 2005.

In 3Q 2005 the Bank also realized extraordinary charge-offs of substandard loans that had already been provisioned for, which explains the 89.3% rise YoY in charge-offs and the reversal in provision expenses in the period. This is in line with our conservative stance regarding risk in order to maintain optimal credit quality indicators going forward. This also explains the 34.1% increase in the provision and charge-offs expense between 3Q and 2Q 2005.

The strength of asset quality was also apparent in the evolution of loan loss recoveries. Recoveries in 3Q 2004 included an extraordinary loan loss recovery of Ch$6,834 million in the real estate sector. Excluding this item, loan loss recoveries increased 12.3% YoY and 19.7% QoQ.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Sound asset quality

Past-due loans, Ch$ million & Expected loan loss ratio*,%

*	Reserves for loans losses / Total loans.

FEE INCOME

Fee income increases as the client base rises and cross-selling ratios improve

Fee income	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Fee income	44,531	39,206	37,310	19.4%	13.6%
Fee expenses	(8,501)	(7,301)	(6,920)	22.8%	16.4%

Total fee income, net	36,030	31,905	30,390	18.6%	12.9%

Net fee income increased 18.6% YoY. This growth was led by an increase in various fee income lines and segments.

One of the main drivers of fee income growth was the increase in the Bank’s retail client base and an improvement of cross-selling ratios. In 3Q 2005 the total number of retail checking accounts rose 5.3% QoQ and 16.8% since the beginning of the year. The amount of retail clients that use 4 or more products (excluding Santander Banefe) grew 9.5% QoQ and 28.8% since the beginning of the year. Market share in total checking accounts reached a record high 24.3% as of May 2005, the latest market figure published by the Superintendence of Banks.

In the credit card market, the Bank is also consolidating its leading position. According to the latest information published by Transbank, as of September 2005, total credit card accounts increased 21.6% YoY compared to a 16.6% YoY growth for the industry. With this growth market share in terms of total credit card accounts increased 150 bp. YoY. In terms of credit card usage market

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

share also increased significantly. Total invoicing as of September 2005 increased 22.5% YoY compared to 18.1% YoY growth in the industry. Total market share in credit card invoicing increased 120 bp. YoY.

Fees by product reflect this increase in client base and cross-selling. Checking account fees grew 54.4% YoY in the quarter. Credit card fee increased 36.0% in the same period. Stock brokerage fees increased 28.6% YoY.

Asset management fee increased 5.5% YoY as the main driver of funds under management has been fixed income funds which generate lower fees. In the quarter the Bank launched 9 new specialized funds to improve fee growth in this business.

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 39.9%. The Bank anticipates 2006 investment plans

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Personnel expenses	(34,693)	(34,244)	(32,918)	5.4%	1.3%
Administrative expenses	(26,921)	(23,976)	(25,603)	5.1%	12.3%
Depreciation and amortization	(10,034)	(8,926)	(9,289)	8.0%	12.4%

Operating expenses	(71,648)	(67,146)	(67,810)	5.7%	6.7%

Efficiency ratio*	39.9%	39.1%	39.7%

*	Operating expenses / operating income. Operating income = Net interest income + Net fee income + other operating income, net.

In 3Q 2005 the Bank anticipated part of its 2006 investments plans in order to sustain current commercial growth levels, especially in retail banking. In this period operating expenses increased 5.7% YoY and 6.7% QoQ. In 3Q 2005 the Bank’s efficiency ratio remained among the lowest in the Region at 39.9%. The efficiency ratio for the Chilean banking system reached 53.5% as of September 2005 and 52.9% in 3Q 2005.

Personnel expenses increased 5.4% YoY and 1.3% QoQ in 3Q 2005. This was mainly due to higher variable performance related compensation paid to commercial teams as a result of greater commercial growth, especially in high yielding retail banking.

Administrative expense increased 5.1% YoY and 12.3% QoQ. In 2005 the Bank has opened 24 new branches of which 8 were opened in 3Q 2005, increasing the total to 335. The Bank has also installed 97 ATMs in the quarter and increase of 11% since the beginning of the year.

This rise in operating costs was lead by 8.0% YoY and a 12.4% QoQ increase of depreciation and amortization expenses. In the quarter the Bank accelerated the depreciation of system projects no longer being carried out or cancelled. The investments in the branch network have also driven upwards depreciation expenses.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Investing efficiently

Cost / Income ratio, %

*	Efficiency ratio = Operating expenses divided by operating income.

OTHER OPERATING INCOME

Long-term rates fall in the quarter, but begin to rise in October

Other operating income*	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Net gain from trading and mark-to-market of securities	11,942	1,613	25,707	-53.5%	640.4%
Other operating results, net	(6,436)	(3,310)	(4,876)	32.0%	94.4%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

Medium and long-term interest rates continued to decline in 3Q 2005 resulting in a gain of Ch$11,942 million in 3Q 2005 from trading and the mark-to-market of fixed income securities. It is important to point out that long-term rates commenced to rise significantly in October 2005, which may impact the results from trading and mark-to-market of the fixed income portfolio in the coming quarters. The 53.5% YoY decline in trading and mark-to-market gains was mainly due to the recognition of a one-time gain of Ch$10,232 million from the sale of a substandard loan recognized as market related income in 3Q 2004.

Other operating results, net totaled a loss of Ch$6,436 million, increasing 32.0% YoY. The main components of other operating expenses are sales force expenses that increased 7.1% to Ch$4,589 million. Sales force remuneration is mainly variable and fluctuates with the growth of commercial activity in the retail segment. In addition, this line item includes an increase in credit card licenses paid by the Bank of Ch$793 million. The 94.4% QoQ rise of this line item was mainly due to the fact

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

that 2Q 2005 other operating income included a Ch$1,100 million one-time gain from the leasing of a repossessed asset.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q 2005	2Q 2005	3Q 2004	3Q 2005/2004	3Q / 2Q 2005
Non-operating income, net	(2,180)	(7,378)	(12,255)	(82.2%)	(70.4%)
Income attributable to investments in other companies	87	299	377	(76.9%)	(70.9%)
Losses attributable to minority interest	(68)	(71)	(80)	(15.0%)	(4.2%)

Total net non-operating results	(2,161)	(7,150)	(11,958)	(81.9%)	(69.8%)

Price level restatement	(7,183)	(10,742)	(5,133)	39.9%	(33.1%)
Income tax	(14,336)	(12,276)	(14,504)	(1.2%)	16.8%

In 3Q 2005 net non-operating results totaled a loss of Ch$2,161 million compared to a loss of Ch$11,958 million in 3Q 2004. The main items included in non-operating results are the charge-off of repossessed assets, the net gain or loss from the sale of repossessed assets and provision for non-credit related contingencies. The lower non-operating loss in 3Q 2005 on a sequential and YoY basis was mainly due to lower provisions for non-credit related contingencies and lower charge-offs of repossessed assets.

The 39.9% higher loss from price level restatement in 3Q 2005 compared to 3Q 2004 was due to a higher quarterly inflation rate (1.31% in 3Q 2005 compared to 1.03% in 3Q 2004). The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the higher the inflation rate, the larger the loss from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Return on average equity in the quarter reaches 26.8%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Capital and Reserves	847,396	840,374	828,045	2.3%	0.8%
Net Income	182,494	116,061	144,859	26.0%	57.2%

Total shareholders’ equity	1,029,890	956,435	972,904	5.9%	7.7%

Return on average equity (ROAE)	26.8%	25.7%	22.7%

As of September 30, 2005 shareholders’ equity totaled Ch$1,029,890 million. The Bank’s ROAE in 3Q 2005, reached 26.8% compared to 22.7% in 3Q 2004 and 25.7% in 2Q 2005. For the nine-month period ended September 30, 2005 ROAE reached 24.3% compared to 19.9% in the same period of 2004. The ROAE for the Chilean banking industry as of September 2005 was 17.4%. The BIS ratio as of September 30, 2005 reached a solid level of 13.2% with a Tier I ratio of 9.1%.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 2005/2004	Sept. / June 2005
Tier I	847,396	840,374	828,045	2.3%	0.8%
Tier II	372,399	407,863	264,021	41.0%	(8.7%)
Regulatory capital	1,219,794	1,248,237	1,092,066	1017.0%	877.2%
Risk weighted assets	9,269,580	9,301,114	8,346,003	11.1%	(0.3%)
Tier I	9.1%	9.0%	9.9%
BIS ratio	13.2%	13.4%	13.1%

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks for September 2005, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from Standard and Poor’s, A by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

GRUPO SANTANDER CENTRAL HISPANO

Santander (SAN.MC, STD.N) is the 9th largest bank in the world by market capitalization and the largest in the Euro Zone. Founded in 1857, Santander has 63 million customers, 10.049 offices as of September 2005 and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 3Q05, Santander recorded €3,878 million in net attributable profits, 36.8% more than in the previous year.

In Latin America, Santander manages over US$140 billion in banking business volumes (loans, deposits and mutual funds) through 4,100 offices in 10 countries.

CONTACT INFORMATION

Robert Moreno	Tel: (562) 320-8284
Manager	Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Investor Relations Department	Website: www.santandersantiago.cl
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Item 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2005	2005	2005	2004	Sept. 2005 / 2004	Sept. / June 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS
Cash and due from banks
Noninterest bearing	1,566,567	836,061	1,157,555	709,020	17.9%	-27.8%
Interbank deposits-interest bearing	502,005	267,915	189,353	267,914	0.0%	41.5%

Total cash and due from banks	2,068,572	1,103,976	1,346,908	976,934	13.0%	-18.0%

Financial investments
Government securities	1,128,284	602,154	540,257	643,144	-6.4%	11.5%
Investments purchased under agreements to resell	60,901	32,502	54,712	40,164	-19.1%	-40.6%
Other financial investments	1,050,644	560,718	602,489	535,102	4.8%	-6.9%
Investment collateral under agreements to repurchase	418,247	223,214	292,401	466,912	-52.2%	-23.7%

Total financial investments	2,658,076	1,418,588	1,489,859	1,685,322	-15.8%	-4.8%

Loans, net
Commercial loans	6,595,186	3,519,785	3,379,584	3,004,167	17.2%	4.1%
Consumer loans	2,449,491	1,307,269	1,220,740	1,086,588	20.3%	7.1%
Mortgage loans (Financed with mortgage bonds)	1,280,609	683,448	739,747	1,101,093	-37.9%	-7.6%
Foreign trade loans	1,054,515	562,784	577,044	581,602	-3.2%	-2.5%
Interbank loans	371,871	198,464	184,657	88,005	125.5%	7.5%
Leasing	1,158,026	618,027	571,878	499,433	23.7%	8.1%
Other outstanding loans	3,536,285	1,887,280	1,700,659	1,135,252	66.2%	11.0%
Past due loans	213,856	114,133	121,798	136,485	-16.4%	-6.3%
Contingent loans	1,611,516	860,050	935,155	1,014,843	-15.3%	-8.0%
Reserves	(283,878)	(151,503)	(171,570)	(168,856)	-10.3%	-11.7%

Total loans, net	17,987,477	9,599,737	9,259,692	8,478,612	13.2%	3.7%

Other assets
Bank premises and equipment	405,215	216,259	212,451	207,835	4.1%	1.8%
Foreclosed assets	34,323	18,318	21,721	32,986	-44.5%	-15.7%
Investments in other companies	11,647	6,216	4,843	4,765	30.5%	28.4%
Assets to be leased	26,371	14,074	16,183	9,464	48.7%	-13.0%
Other	1,071,928	572,077	1,009,767	468,942	22.0%	-43.3%

Total other assets	1,549,484	826,944	1,264,965	723,992	14.2%	-34.6%

TOTAL ASSETS	24,263,608	12,949,245	13,361,424	11,864,860	9.1%	-3.1%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2005	2005	2005	2004	Sept. 2005 / 2004	Sept. / June 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	2,545,961	1,358,754	1,377,672	1,197,218	13.5%	-1.4%
Bankers drafts and other deposits	1,903,791	1,016,034	1,159,641	1,136,491	-10.6%	-12.4%

Total non-interest bearing deposits	4,449,752	2,374,788	2,537,313	2,333,709	1.8%	-6.4%

Savings accounts and time deposits	10,152,834	5,418,466	5,271,750	4,044,813	34.0%	2.8%

Total deposits	14,602,586	7,793,254	7,809,063	6,378,522	22.2%	-0.2%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	13,633	7,276	7,667	10,170	-28.5%	-5.1%
Other Banco Central borrowings	324,280	173,065	24,605	8,037	2053.4%	603.4%

Total Banco Central borrowings	337,913	180,341	32,272	18,207	890.5%	458.8%

Investments sold under agreements to repurchase	309,091	164,959	269,943	549,679	-70.0%	-38.9%

Mortgage finance bonds	1,503,414	802,357	859,624	1,156,414	-30.6%	-6.7%

Other borrowings
Bonds	585,145	312,286	332,134	135,766	130.0%	-6.0%
Subordinated bonds	952,506	508,343	544,151	388,156	31.0%	-6.6%
Borrowings from domestic financial institutions	5,016	2,677	4,063	44,946	-94.0%	-34.1%
Foreign borrowings	1,570,989	838,421	942,265	754,827	11.1%	-11.0%
Other obligations	77,667	41,450	40,934	57,318	-27.7%	1.3%

Total other borrowings	3,191,323	1,703,177	1,863,547	1,381,013	23.3%	-8.6%

Total other interest bearing liabilities	5,341,741	2,850,834	3,025,386	3,105,313	-8.2%	-5.8%

Other liabilities
Contingent liabilities	1,613,030	860,858	936,423	1,014,161	-15.1%	-8.1%
Other	773,545	412,833	632,632	392,621	5.1%	-34.7%
Minority interest	2,953	1,576	1,485	1,339	17.7%	6.1%

Total other liabilities	2,389,528	1,275,267	1,570,540	1,408,121	-9.4%	-18.8%

Shareholders’ equity
Capital and reserves	1,587,806	847,396	840,374	828,045	2.3%	0.8%
Income for the year	341,948	182,494	116,061	144,859	26.0%	57.2%

Total shareholders’ equity	1,929,754	1,029,890	956,435	972,904	5.9%	7.7%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	24,263,608	12,949,245	13,361,424	11,864,860	9.1%	-3.1%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Million of nominal Chilean pesos

	IIIQ 2005	IIIQ 2005	IIQ 2005	IIIQ 2004	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIIQ 2005 / 2004	IIIQ / IIQ 2005
Interest income and expense
Interest income	469,969	250,818	276,638	190,014	32.0%	-9.3%
Interest expense	(214,274)	(114,356)	(133,011)	(85,815)	33.3%	-14.0%

Net interest income	255,695	136,462	143,627	104,199	31.0%	-5.0%

Foreign exchange transactions, net	2,916	1,556	(2,311)	15,322	-89.8%	—

Net financial income	258,611	138,018	141,316	119,521	15.5%	-2.3%

Provision for loan losses	(33,340)	(17,793)	(12,109)	(17,822)	-0.2%	46.9%

Fees and income from services
Fees and other services income	83,440	44,531	39,206	37,310	19.4%	13.6%
Other services expense	(15,929)	(8,501)	(7,301)	(6,920)	22.8%	16.4%

Total fees and income from services, net	67,511	36,030	31,905	30,390	18.6%	12.9%

Other operating income, net
Net gain (loss) from trading and mark-to-market	22,376	11,942	1,613	25,707	-53.5%	640.4%
Other, net	(12,059)	(6,436)	(3,310)	(4,876)	32.0%	94.4%

Total other operating income, net	10,317	5,506	(1,697)	20,831	-73.6%	—

Operating expenses
Personnel salaries and expenses	(65,006)	(34,693)	(34,244)	(32,918)	5.4%	1.3%
Administrative and other expenses	(50,443)	(26,921)	(23,976)	(25,603)	5.1%	12.3%
Depreciation and amortization	(18,801)	(10,034)	(8,926)	(9,289)	8.0%	12.4%

Total operating expenses	(134,250)	(71,648)	(67,146)	(67,810)	5.7%	6.7%

Other income and expenses
Nonoperating income, net	(4,085)	(2,180)	(7,378)	(12,255)	-82.2%	-70.5%
Income attributable to investments in other companies	163	87	299	377	-76.9%	-70.9%
Losses attributable to minority interest	(127)	(68)	(71)	(80)	-15.0%	-4.2%

Total other income and expenses	(4,049)	(2,161)	(7,150)	(11,958)	-81.9%	-69.8%

Gain (loss) from price-level restatement	(13,459)	(7,183)	(10,742)	(5,133)	39.9%	-33.1%

Income before income taxes	151,341	80,769	74,377	68,019	18.7%	8.6%
Income taxes	(26,862)	(14,336)	(12,276)	(14,504)	-1.2%	16.8%

Net income	124,479	66,433	62,101	53,515	24.1%	7.0%

BANCO SANTANDER CHILE

INCOME STATEMENTS

Million of nominal Chilean pesos

	9M 2005	9M 2005	9M 2004	% Change
	US$ thousands	Ch$ millions	Ch$ millions	IQ 2005/2004
Interest income and expense
Interest income	1,297,514	692,470	598,523	15.7%
Interest expense	(555,600)	(296,518)	(244,689)	21.2%

Net interest income	741,914	395,952	353,834	11.9%

Foreign exchange transactions, net	2,867	1,530	(5,977)	-125.6%
Net financial income	744,781	397,482	347,857	14.3%

Provision for loan losses	(87,873)	(46,897)	(52,878)	-11.3%

Fees and income from services
Fees and other services income	227,608	121,472	105,431	15.2%
Other services expense	(42,515)	(22,690)	(19,465)	16.6%

Total fees and income from services, net	185,093	98,782	85,966	14.9%

Other operating income, net
Net gain (loss) from trading and brokerage	46,844	25,000	39,722	-37.1%
Other, net	(29,433)	(15,708)	(15,897)	-1.2%

Total other operating income, net	17,411	9,292	23,825	-61.0%

Operating expenses
Personnel salaries and expenses	(191,958)	(102,446)	(96,124)	6.6%
Administrative and other expenses	(137,083)	(73,160)	(71,884)	1.8%
Depreciation and amortization	(51,877)	(27,686)	(29,072)	-4.8%

Total operating expenses	(380,918)	(203,292)	(197,080)	3.2%

Other income and expenses
Nonoperating income, net	(41,509)	(22,153)	(20,476)	8.2%
Income attributable to investments in other companies	1,124	600	655	-8.4%
Losses attributable to minority interest	(360)	(192)	(189)	1.6%

Total other income and expenses	(40,745)	(21,745)	(20,010)	8.7%

Gain (loss) from price-level restatement	(22,412)	(11,961)	(9,127)	31.1%

Income before income taxes	415,337	221,661	178,553	24.1%
Income taxes	(73,389)	(39,167)	(33,694)	16.2%

Net income	341,948	182,494	144,859	26.0%

Financial Ratios

	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
Profitability
Net interest margin*	4.4%	4.9%	4.3%	5.0%	4.2%	4.7%	4.3%	4.8%	4.5%	4.7%	4.2%	4.8%	4.6%
Net fees/operating expenses	35.9%	34.9%	41.3%	45.4%	49.6%	42.4%	43.2%	41.8%	44.0%	50.9%	47.8%	47.5%	50.3%
Return on average equity	14.2%	0.0%	16.4%	22.0%	21.3%	26.6%	19.7%	17.1%	22.7%	21.5%	20.5%	25.7%	26.8%
Capital ratio
BIS	13.9%	14.3%	16.6%	15.0%	15.3%	14.6%	16.7%	13.6%	13.1%	14.9%	16.2%	13.4%	13.2%
Earnings per Share
Net income (nominal Ch $mn)	33,375	25	40,497	50,948	49,678	65,852	51,277	40,067	53,515	53,935	53,960	62,101	66,433
Net income per share (Nominal Ch$)	0.18	0.0	0.21	0.27	0.26	0.35	0.27	0.21	0.28	0.29	0.29	0.33	0.35
Net income per ADS (US $)	0.25	0.0	0.31	0.40	0.41	0.61	0.45	0.35	0.49	0.53	0.51	0.59	0.69
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Credit Quality
Past due loans/total loans	1.74%	2.12%	2.30%	2.35%	2.38%	2.23%	1.98%	1.73%	1.58%	1.52%	1.38%	1.29%	1.17%
Reserves for loan losses/past due loans	108.6%	100.5%	93.3%	94.5%	94.3%	96.9%	104.8%	110.7%	120.3%	128.5%	135.1%	137.6%	129.40%
Efficiency
Operating expenses/operating income	52.9%	48.2%	45.8%	41.1%	45.1%	42.7%	43.2%	46.9%	40.4%	46.0%	41.8%	39.1%	39.9%
Market information (period-end)
Stock price	12.8	12.8	12.9	13.7	14.7	13.6	15.9	16.2	16.3	18.1	18.6	17.9	22.3
ADR price	17.7	18.63	18.33	20.41	23	23.8	26.9	26.7	27.94	33.86	33.13	32.3	43.87
Market capitalization (US $mn)	3,210	3,379	3,325	3,702	4,172	4,313	4,879	4,843	5,068	6,141	6,009	5,858	7,957
Network
ATMs	1,104	1,119	1,104	1,101	1,098	1,081	1,027	1,050	1,050	1,190	1,187	1,225	1,322
Branches	349	347	346	344	346	345	341	346	351	311	316	327	335
Other Data
Exchange rate (Ch/US$) (period-end)	747.62	712.38	727.36	697.23	665.13	599.42	623.21	636.59	606.96	559.83	586.45	578.92	533.69
Quarterly inflation rate

*	Net interest margin including results of foreign exchange transactions

	Loans by client segment							% Change	% Change
Ch$ million	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05	Sep-05	Sept. 2005 / 2004	September / June 2005
Banefe	341,951	355,668	377,074	396,640	416,080	434,742	459,058	21.7%	5.6%
Middle-upper income	2,388,714	2,600,710	2,818,003	2,967,258	3,129,214	3,305,448	3,521,901	25.0%	6.5%
Total individuals	2,730,665	2,956,378	3,195,077	3,363,899	3,545,293	3,740,190	3,980,959	24.6%	6.4%

SMEs	916,574	966,617	1,021,429	1,070,559	1,143,571	1,223,618	1,317,681	29.0%	7.7%
Total RETAIL	3,647,238	3,922,996	4,216,507	4,434,457	4,688,864	4,963,808	5,298,640	25.7%	6.7%

Middle-market & real estate	1,673,284	1,682,550	1,695,306	1,721,460	1,855,576	1,899,395	1,943,136	14.6%	2.3%
Large Corporations	1,556,835	1,545,115	1,536,289	1,464,112	1,529,006	1,448,925	1,442,584	-6.1%	-0.4%

Total	6,877,357	7,150,661	7,448,102	7,620,029	8,073,446	8,312,128	8,684,361	16.6%	4.5%

Excludes contingent loans

Item 3

BANCO SANTANDER SANTIAGO AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

	As of September 30,
	2005	2004
	$ (Millions)	$ (Millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS AND OTHER OBLIGATIONS
Checking accounts & bankers draft	1,358,753.8	1,232,750.7
Time deposits	5,452,390.1	4,199,790.8
Other sight and time deposits	982,109.7	1,135,291.7
Investments sold under agreement to repurchase	164,958.5	565,993.1
Mortgage finance bonds	802,356.5	1,190,735.2
Contingent obligations	860,858.1	1,044,260.9

Total deposits and other obligations	9,621,426.7	9,368,822.4

BONDS
Bonds	312,285.7	139,795.7
Subordinated bonds	508,343.3	399,675.8

Total bonds	820,629.0	539,471.5

BORROWINGS FROM
FINANCIAL INSTITUTIONS
Credit lines for the renegotiations of loans	7,276.4	10,471.8
Other Central Bank borrowings	173,064.7	8,275.3
Borrowings from domestic financial institutions	2,677.0	46,279.9
Foreign borrowings	838,421.4	777,229.9
Other obligations	41,450.1	59,019.2

Total borrowings from financial institutions	1,062,889.6	901,276.1

OTHER LIABILITIES	412,833.8	404,271.2

Total liabilities	11,917,779.1	11,213,841.2

MINORITY INTEREST	1,576.3	1,378.9

SHAREHOLDERS’ EQUITY
Capital and reserves	846,919.6	847,278.2
Market-to-market permanent trading portfolio	476.3	5,342.5
Net income	182,494.0	149,158.6

Total Shareholders’ Equity	1,029,889.9	1,001,779.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,949,245.3	12,216,999.4

BANCO SANTANDER SANTIAGO AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the period between January 1 and September 30, 2005

	2005	2004
	$ (Million)	$ (Million)
OPERATING RESULTS
Interest income	692,470.2	616,286.4
Income from trading and mark-to-market	66,623.6	102,786.4
Fee income	121,472.5	108,559.7
Income from foreign exchange transactions	1,529.8	-0-
Other operating income	17,976.7	8,176.8

Total gross operating income	900,072.8	835,809.3

LESS:
Interest expense	(296,518.3)	(251,951.5)
Loss from trading and mark-to-market	(42,521.9)	(62,810.7)
Fee expense	(22,690.0)	(20,043.0)
Loss from foreign exchange transactions	-0-	(6,154.6)
Other operating expenses	(32,786.5)	(23,618.3)

Total operating income	505,556.1	471,231.2

Personnel expenses	(102,446.2)	(98,976.8)
Administrative expenses	(73,159.7)	(74,017.4)
Depreciations & amortizations	(27,686.5)	(29,934.7)

Net operating income before provisions	302,263.7	268,302.3

Provisions for risky assets	(46,896.7)	(54,447.7)

Net operating income	255,367.0	213,854.6

NON-OPERATING INCOME:
Non-operating income	18,574.1	7,139.5
Non-operating expenses	(40,726.8)	(28,222.9)
Results from foreign branches	-0-	-0-
Income attributable to investment in other companies	600.4	670.5
Price level restatement	(11,961.4)	(9,398.0)

Net income before taxes and minority interest	221,853.3	184,043.7

Income tax	(39,167.3)	(34,694.2)

Net income after taxes	182,686.0	149,349.5

Minority interest	(192.0)	(190.9)

NET INCOME	182,494.0	149,158.6

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR CARVAJAL
Gerente de Contabilidad	Gerente General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 1, 2005	By:	/s/ GONZALO ROMERO
	Name:	Gonzalo Romero
	Title:	General Counsel